

State of Utah | This form must be type written or computer generated.

Department of Commerce
Division of Corporations & Commercial Code
Business Name Registration / DBA Application

WARNING: The filing of this application and its approval by the Division does not authorize the use in the state of Utah of an assumed name in violation of the rights of another under federal, state, or common law (U.C.A. Section 42-2-5 Et seq.).
*When approved the DBA is registered for 3 years.
*If adding or removing an Applicant/Owner, which will affect its status as a General Partnership or Sole Proprietorship, you must submit a Registration Information Change Form.
*If you want a new name (adding or changing the existing name), a new DBA filing is required.

Non-Refundable Processing Fee: ☐ New Filing $22.00	☑ Applicant/Owner Transfer N/A
Requested Business Name:	Hangman Productions, Inc. DBA Lyfe Communications, Inc.
Business Purpose:	To develop, deploy and operate next generation media and communications network based services.
Business Address:	912 West Baxter Drive, Suite 200 (Address) South Jordan (City) Utah (State) 84095 (Zip)

Who/What is the name of the Registered Agent (Individual or Business Entity or Commercial Registered Agent)?:
Leonard W. Burningham, Esq.

The address must be listed if you have a non-commercial registered agent. What is a commercial registered agent?

Address of the Registered Agent: 455 East 500 South, Suite 205
Utah Street Address Required, PO Boxes can be listed after the Street Address

City: Salt Lake City **State** UT **Zip:** 84111

Applicant/Owner: List the individual or business entity that will own the DBA on the name line.	Name: Hangman Productions, Inc. Entity Number (if a registered business): 1460923-0142 Address: 912 West Baxter Drive, Suite 200 City: South Jordan State: Utah Zip: 84095 Under penalties of perjury, I declare that this DBA Application has been examined by me and is, to the best of my knowledge and belief, true, correct and *complete.* **Signature:**
Applicant/Owner: List the individual or business entity that will own the DBA on the name line. If needed, you may use an attached sheet for additional applicants	Name: Entity Number (if a registered business): Address: City: State: Zip: Under penalties of perjury, I declare that this DBA Application has been examined by me and is, to the best of my knowledge and belief, true, correct and *complete.* **Signature:**

Under GRAMA {63-2-201}, all registration information maintained by the Division is classified as public record. For confidentiality purposes, you may use the business entity physical address rather than the residential or private address of any individual affiliated with the entity.

Optional Inclusion of Ownership Information: **This information is not required.**
Is this a female owned business? ◯ Yes ◯ No
Is this a minority owned business? ◯ Yes ◯ No If yes, please specify: Select/Type the race of the owner here

Mailing/Faxing Information: www.corporations.utah.gov/contactus.html Division's Website: www.corporations.utah.gov